ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

8 January 2008

Director/PDMR Shareholding

Following the share consolidation, which took place on 7 January 2008, whereby Reed Elsevier PLC shareholders received 58 new ordinary shares of 14 51/116 pence for every 67 ordinary shares of 12.5p and Reed Elsevier NV shareholders received 58 new ordinary shares of €0.07 for every 67 ordinary shares of €0.06 held, the directors interests in the issued share capital of Reed Elsevier is now as follows:

Director	New ordinary shares in	New ordinary shares in
	Reed Elsevier PLC	Reed Elsevier NV
G van de Aast	107,591	104,333
M Armour	97,282	41,085
C Davis	681,783	385,394
E Engstrom	68,716	190,332
A Prozes	199,953	146,587
P Tierney	32,389	22,029